Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
December Quarter Earnings January 20, 2009 TD AMERITRADE, Inc., member FINRA/SIPC, subsidiary of TD AMERITRADE Holding Corporation. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. TD Bank has an ownership interest in TD AMERITRADE Holding Corporation. (c) 2008 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.

Safe Harbor This document contains forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws. In particular, any projections regarding our future revenues, expenses, earnings, capital expenditures, effective tax rates, client trading activity, benefits of the proposed acquisition of thinkorswim, accounts or stock price, as well as the assumptions on which such expectations are based, are forward-looking statements. These statements reflect only our current expectations and are not guarantees of future performance or results. These statements involve risks, uncertainties and assumptions that could cause actual results or performance to differ materially from those contained in the forward-looking statements. These risks, uncertainties and assumptions include general economic and political conditions, interest rates, market fluctuations and changes in client trading activity, increased competition, systems failures and capacity constraints, ability to service debt obligations, ability to obtain regulatory and shareholder approval for the proposed acquisition of thinkorswim and thereafter realize the expected benefits from the thinkorswim acquisition, regulatory and legal matters and uncertainties and other risk factors described in our latest Annual Report on Form 10-K, filed with the SEC on Nov. 26, 2008. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE plans to file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. thinkorswim and TD AMERITRADE each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363. Participants in the thinkorswim Acquisition TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE's directors and executive officers is contained in TD AMERITRADE's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim's directors and executive officers is contained in thinkorswim's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on or about April 29, 2008. These documents are available free of charge at the SEC's Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.

Strong Results in a Difficult Market December Quarter Results EPS $0.31 Pre-tax margin 49% Client Assets/Cash $234B/$52B Business Fundamentals Remain Strong Net New Assets (NNA) - 11% annualized growth Trades Per Day (TPD) 357K, up 15% Gross new accounts up 46% Core Strategy Unchanged - Asset-Gathering and #1 Trades Acquisition of thinkorswim expected to advance trading strategy several years Financial Stability - Strength of Balance Sheet and Ability to Generate Cash (2) Comparisons are December Quarter 2008 versus December Quarter 2007. (2) (2) * *Annualized NNA growth rate as a % of total beginning client assets. (1) Net new assets consist of total client asset inflows, less total client asset outflows excluding activity from business combinations. Client asset inflows include interest and dividend payments and exclude changes in client assets due to market fluctuations. Net new assets are measured based on the market value of the assets as of the date of the inflows and outflows. (1)

FY07 FY07 FY08 Low 5.1 6.8 7.6 High 0 2.3 0 Asset Gathering - Continued Strong Traction (1) Net new assets consist of total client asset inflows, less total client asset outflows excluding activity from business combinations. Client asset inflows include interest and dividend payments and exclude changes in client assets due to market fluctuations. Net new assets are measured based on the market value of the assets as of the date of the inflows and outflows. (2) Includes $2.3B from E*TRADE. *Annualized NNA growth rate as a % of total beginning client assets. Dislocation Drives Opportunity Service and Retention Call Center Referrals Focus on Quality Marketing/SOW Campaigns New Accounts up 46% 217K Dec Qtr 08 vs. 149K Dec Qtr 07 Dividend and Interest Inflows down ~ $2B from Dec Qtr 07 $9.1B Dec Q'07 12%* NNA - 11% annualized growth (1) Dec Q'06 $5.1B 8%* Dec Q'08 $6.8B $7.8B 11%* (2) *

FY07 FY08 FY09 Low 238 322 357 High 0 0 0 #1 Market Share Record TPD Increase Client Engagement Risk Management Tools Educational Programs January to-date 310K thinkorswim to extend leadership position Trades - Maintain Leadership Position Trades Per Day 311K Dec Q'07 238K Dec Q'06 (1) (1) Source: Based upon the last six and twelve months of publicly available reports for E*Trade Financial, Fidelity Investments, optionsXpress and Charles Schwab. (2) Effective in Oct 2007, Average Trades/Day have been adjusted to exclude non-revenue generating mutual fund trades. 357K Dec Q'08 50% (2)

thinkorswim...Fastest Growing Online Broker Advances the Trading Strategy Several Years Capability vs. Scale Acquisition Financially Attractive $68M Net income (ex-synergies) effectively for $606M cash (post-buyback) $55M Expected Synergies 70% revenue - product/education penetration of AMTD client base 30% expense - clearing and overhead Expected Accretion 3 - 7% for fiscal year 2010 10 - 15% within 12 months following integration (post-buyback) Continue to Look for Strategic Acquisitions (2) (1) (1) Last twelve months ending September 30, 2008. (2) Based on closing stock prices January 7, 2009.

Managing in a Difficult Market Environment Headwinds Near zero interest rate environment Net Interest Margin compression Money Market Fund fees Market uncertainty Trading activity Margin lending Mitigating Factors Expense management - targeting $60M run rate reduction Continued strong business fundamentals Strong balance sheet and cash position thinkorswim Managing for the Other Side of the Cycle Updated Guidance $0.90 - $1.15

Financial Overview (1) See attached reconciliation of non-GAAP financial measures. (2) Effective in Oct 2007, Average Trades/Day have been adjusted to exclude non-revenue generating mutual fund trades. Dec Q'08 Dec Q'07 Variance Transaction-Based Revenues $287M $260M $27M Asset-Based Revenues $317M $373M ($56M) Other Revenues $6M $8M ($2M) Net Revenues $611M $642M ($31M) Expenses, excluding Advertising $263M $240M $23M Advertising $47M $45M $2M Total Expenses $310M $286M $25M Pre-Tax Income $301M $357M ($56M) Pre-Tax Income % 49% 56% (7%) Effective Tax Rate 38.6% 32.5% 6.1% Net Income $184M $241M ($56M) EPS $0.31 $0.40 ($0.09) Commission Rate $12.76 $13.27 ($0.51) EBITDA $343M $404M ($61M) 1 2 3 4 12 13 14 5 6 7 8 9 10 11 *Certain totals may not foot due to rounding. (1) (1) (2)

* Certain totals may not foot due to rounding. Asset-Based Revenues

Primary Sources Net Income $184M Regulatory Capital $363M Primary Uses Debt pay-down $9M Stock Buyback $38M Future Considerations thinkorswim Cash $225M Intended stock buyback 28.3M shares Other Strong Cash Position Liquid Assets $1,308M Dec '08 $788M Sep '08 (1) (1) See attached reconciliation of non-GAAP financial measures.

FY'06 FY'07 FY'08 FY'09 amtd 0.87 1.06 1.33 0.87 1.06 1.13 1 0.87 1.06 1.13 1.2 FY'09 - EPS Guidance Excludes investment gains/losses for FY'06. The corresponding GAAP EPS amounts including investment gains/losses are as follows: FY'06 = $0.95. See reconciliation of financial measures. EPS range for fiscal year 2009 per the Company's January 20, 2009 Outlook Statement. (1) (2) $1.05 NIM Compression at 10/23/08 Additional NIM Compression to 1/20/09 $1.21 $1.15 $0.90 Net Interest Margin Money Market Fund Fees Mutual Fund Balances Expense Management

Strong December Quarter in Difficult Environment Near-Term Headwinds '09 - Business Fundamentals Strong Continued Traction in Asset Gathering #1 Market Share in Trades Conservative Balance Sheet Continue Building Cash Agreement to Acquire thinkorswim Well-Positioned As We Come Through the Cycle Key Takeaways (1) Source: Based upon the last six and twelve months of publicly available reports for E*Trade Financial, Fidelity Investments, optionsXpress and Charles Schwab. (1)

December Quarter Earnings January 20, 2009 TD AMERITRADE, Inc., member FINRA/SIPC, subsidiary of TD AMERITRADE Holding Corporation. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. TD Bank has an ownership interest in TD AMERITRADE Holding Corporation. (c) 2008 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.

Sensitivity Annual impact to EPS: 3K TPD = $0.01 $2B Fee-Based Assets = $0.01 $250M Spread-Based Assets = $0.01 25K New Accounts = $0.01 +25bps Fed Move = +$0.02

Reconciliation of Financial Measures